June 10, 2013

CORRESPONDENCE

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:     Justin Dobbie

                       Legal Branch Chief

Re:	Morgan’s Foods, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2013
File No. 001-08395

Dear Mr. Dobbie:

On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s verbal comments to our counsel Bob Loesch of Tucker Ellis on June 10, 2013 regarding the Company’s above-referenced Preliminary Proxy Statement for its 2013 Annual Meeting of Shareholders. The comments provided are summarized in italics below. The Company’s response is provided after the comments.

1.     Please revise the Notice of Annual Meeting of Shareholders to be consistent, numbering-wise, with the Proposals as set forth in the proxy statement and proxy card.

RESPONSE:

In accordance with the Staff’s comment we have revised the Notice of Annual Meeting of Shareholders proposals as follows:

1.	To elect seven directors, each for a term of one year

2.	To ratify the appointment of Grant Thornton LLP

3.	To approve the Amended and Restated Articles of Incorporation to eliminate cumulative voting rights and add a severability provision

4.	To approve an amendment to the Code of Regulations (the “Regulations”) to provide for advance notice and disclosure provisions in connection with annual meetings of shareholders

5.	To approve an amendment to the Regulations to provide for advanced notice and disclosure provisions in connection with shareholder nominations

6.	To approve an amendment to the Regulations to provide for advanced notice and disclosure provisions for special meetings of shareholders

7.

To approve other amendments to the Regulations primarily related to the conduct of shareholder meetings and the use of uncertificated shares and to restate the Regulations for all amendments approved by the shareholders

8.	To vote on an advisory basis on a resolution approving executive compensation

9.	To vote on an advisory basis on the frequency of holding an advisory vote on executive compensation

10.	To vote on a proposal to terminate the Amended and Restated Shareholder Rights Agreement

11.	To transact such other business as may properly come before the meeting or any adjournment thereof

2.     Please revise the of Annual Meeting of Shareholders and Proxy Card’s description of Proposal 7 for consistency with the description of Proposal 7 in the Proxy Statement.

RESPONSE:

In accordance with the Staff’s comment we have revised Proposal 7 in the Notice of Annual Meeting of Shareholders and proxy card as follows:

To approve other amendments to the Regulations primarily related to the conduct of shareholder meetings and the use of uncertificated shares and to restate the Regulations for all amendments approved by the shareholders

We have also slightly revised the heading of Proposal 7 in the Proxy Statement to read as follows:

PROPOSAL 7: PROPOSAL TO APPROVE OTHER AMENDMENTS TO THE AMENDED CODE OF REGULATIONS PRIMARILY RELATED TO THE CONDUCT OF SHAREHOLDER MEETINGS AND THE USE OF UNCERTIFICATED SHARES AND TO RESTATE THE AMENDED CODE OF REGULATIONS TO REFLECT ALL AMENDMENTS APPROVED BY THE SHAREHOLDERS

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.

Sincerely,

/s/ Kenneth L. Hignett

Kenneth L. Hignett

Senior Vice President, Chief Financial Officer and Secretary